Exhibit 3.2

AMENDMENT TO THE BY-LAWS
OF
AMERICAN ELECTRIC POWER COMPANY, INC.
Effective April 28, 2009

A new Section 17 is added to the By-Laws of the Company as follows:

Section 17.  Each holder of common stock shall have one vote for every share of common stock entitled to vote which is registered in his or her name on the record date for the meeting.  In cases where the number of nominees is less than or equal to the number of directors to be elected, each director to be elected by stockholders shall be elected by the vote of the majority of the votes cast at any meeting for the election of directors at which a quorum is present.  For purposes of this Section 17, a majority of votes cast shall mean that the number of votes cast “for” a director’s election exceeds 50% of the total number of votes cast with respect to that director’s election.  Votes cast shall include votes “for,” “against” or to withhold authority in each case and exclude abstentions with respect to that director’s election.  In cases where the number of nominees exceeds the number of directors to be elected, each director to be elected by stockholders shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present.

If a nominee for director who is an incumbent director is not elected at a meeting of stockholders and no successor has been elected at the meeting, the director shall tender his or her resignation to the Board of Directors promptly after the certification of the election results by the inspector of elections.  The Committee on Directors and Corporate Governance shall make a recommendation to the Board of Directors whether or not to accept the tendered resignation.  The Board of Directors shall make the decision whether or not to accept the tendered resignation, taking into account the Committee on Directors and Corporate Governance’s recommendation.  The Board’s decision about the tendered resignation, and the rationale behind the decision, shall be disclosed in a public announcement within 90 days after the date of the certification of the election results by the inspector of elections.  The Committee on Directors and Corporate Governance in making its recommendation, and the Board of Directors in making the decision, may consider any factors or other information that they consider appropriate and relevant.  The director who tenders his or her resignation shall not participate in the recommendation of the Committee on Directors and Corporate Governance or the decision of the Board of Directors about his or her resignation.  If the incumbent director’s resignation is not accepted by the Board of Directors, such director shall continue to serve until the next annual meeting and until his or her successor is duly elected, or his or her earlier resignation or removal.  If a director’s resignation is accepted by the Board of Directors pursuant to this By-Law, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Sections 7 and 8 or may decrease the size of the Board of Directors pursuant to the provisions of Section 7.